SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-214278

A. Schulman, Inc.

ADDITIONAL GUARANTOR REGISTRANTS (collectively, the “Guarantors”)

Bulk Molding Compounds, Inc.

Citadel Intermediate Holdings, LLC

Citadel Plastics Holdings, Inc.

HGGC Citadel Plastics Holdings, Inc.

HGGC Citadel Plastics Intermediate Holdings, Inc.

HPC Holdings, LLC

LPI Holding Company

Lucent Polymers Inc.

Premix, Inc.

Premix Holding Company

The Matrixx Group, Incorporated

(Exact name of Registrant as specified in its charter)

3637 Ridgewood Road

Fairlawn, Ohio 44333

Tel: (330) 666-3751

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

6.875% Senior Notes due 2023

Guarantees of 6.875% Senior Notes due 2023 by the Guarantors

(Title of class of securities)

808194 AB0

(CUSIP Number of class of securities)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, each of A. Schulman, Inc. and the Guarantors has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

A. Schulman, Inc.

Date: September 20, 2018	By:	/s/ Scott E. Beech
	Name:	Scott E. Beech
	Title:	Secretary

Bulk Molding Compounds, Inc.
Citadel Intermediate Holdings, LLC
Citadel Plastics Holdings, Inc.
HGGC Citadel Plastics Holdings, Inc.
HGGC Citadel Plastics Intermediate Holdings, Inc.
HPC Holdings, LLC
LPI Holding Company
Lucent Polymers Inc.
Premix, Inc.
Premix Holding Company
The Matrixx Group, Incorporated

Date: September 20, 2018	By:	/s/ Scott E. Beech
	Name:	Scott E. Beech
	Title:	Secretary